THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

December 12, 2012

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 4, 2012, providing the Staff’s comments with respect to the above referenced Form 10-K and 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011 Financial Statements Make Good Escrow Agreement, Page F-24

1.

We note your response to comment one from our letter dated August 23, 2012. As your response indicates, your financial statements should reflect an obligation to be paid by a principal shareholder from which you benefit. The shareholders’ escrow agreement was an inducement to facilitate the private placement transaction on your behalf. You determined the fair value of the escrow agreement to be $640,000 upon inception. This amount was recorded as a debit to additional paid-in capital reflecting a reduction in the private placement proceeds. This amount was also correspondingly credited to additional paid-in capital as contributed capital. In this regard, please address the following:

THT Heat Transfer Technology, Inc.
December 12, 2012

  The number of shares to be issued under the escrow agreement varies based on a ratio determined by after tax net income times 1 million shares in each of 2010 and 2011. Although net income may affect your share price, this is not the sole or predominant item impacting the monetary value of this obligation. In this regard, we continue to have difficulty understanding how you determined that this obligation to issue a variable number of shares pursuant to the escrow agreement should not be accounted for as a liability at fair value pursuant to ASC 480-10-25-14. This liability should then be marked to market through net income until it is settled or terminated. The liability would only be relieved with a charge to additional paid-in capital when you no longer have this obligation. For example, in 2010, no shares were issuable as the appropriate targets were met. The liability recorded related to this obligation would be reduced as a result of meeting this target as a credit to additional paid-in capital. The fair value of the remaining up to 1 million shares for the 2011 conditional liability would continue to be marked to fair value through net income until this conditional liability no longer exists as well. Please advise;

  At inception of the escrow agreement, you recorded the fair value of the escrow agreement of $640,000 by debiting additional paid-in capital as a reduction in the private placement proceeds and correspondingly crediting additional paid-in capital for the contributed capital. Given that the obligation to issue a variable number of shares should be recorded as a liability, it is not clear how you determined it would be appropriate to credit additional paid-in capital instead of recording a liability at fair value. Please advise; and

  In calculating the fair value of your escrow agreement of $640,000 at inception, you estimated the probability of not achieving the 2010 and 2011 targets and correspondingly shares being issued under the escrow agreement to be 10%. Please tell us how you determined this was the appropriate percentage to use.

THT Response:

Notwithstanding our conclusion as to the appropriateness of our accounting treatment of the make good escrow shares, we have assessed the application of the provisions of ASC 480-10-25-14 to account for the variable number of shares as a liability at fair value, with said liability marked to market through profit or loss until it is settled or terminated. Pursuant to the guidance provided in this paragraph, we would have recorded a liability of USD721,262 as at November 2, 2010 when Mr. Zhao entered into the Make Good Escrow Agreement, with a corresponding marked to market gain resulting from the changes in share price of USD110,961 and USD441,995 for the years ended December 31, 2010 and 2011, respectively.

With the assistance of an independent evaluation company, we have arrived at the following information using the Monte Carlo model:

Weighted average shortfall shares to be paid in 2010	4 shares
Weighted average shortfall shares to be paid in 2011	184,935 shares
Probability of meeting target in 2010	99.95%

THT Heat Transfer Technology, Inc.
December 12, 2012

Probability of meeting target in 2011	35.46%
Share price as at valuation date	USD3.90
Fair value as at November 2, 2010	USD721,262

Share price as at December 31, 2010	USD3.30
Marked to market gain	USD110,961

Share price as at December 31, 2011	USD0.91
Marked to market gain	USD441,995

Share price as at September 30, 2012	USD0.91
Marked to market gain	NIL

Our analysis of the effect of applying ASC 480-10-25-14 to the previously reported results is as follows:

	Year ended		Year to date
	December 31, 2010	December 31, 2011	September 30, 2012
Income from operations	9,581,079	9,336,707	3,520,362
Shareholders’ equity	45,891,562	55,051,091	55,051,091
Total assets	75,728,335	99,810,278	57,907,060

Percentage deviation based on calculated market to market gain of USD110,961 and USD441,995 for the year ended December 31, 2010 and 2011, respectively and NIL effect for the nine months ended September 30, 2012: :

	December 31, 2010	December 31, 2011	September 30, 2012
Based on operating income	1.16%	4.73%	NIL
Based on equity	0.24%	0.80%	NIL
Based on total assets	0.15%	0.44%	NIL

Based on our experience, we believe that investors and analysts generally use some measure of operating income or net income to evaluate the performance of the Company. Misstatements of 5% to 10% are usually considered as of small magnitude, such that they are not presumptively quantitatively material. On this basis, we believe the effect of applying ASC 480-10-25-14 on EPS was marginal, as it resulted in an increase for the previously reported basic and diuted EPS of only approximately $0.007 and $0.022 for the years ended December 31, 2010 and 2011, respectively and NIL effect for the nine months ended September 30, 2012. Because the change to EPS was minimal, and because the change to net income, while slightly greater than 5% in 2011 at 5.6% (2010: 1.3% / 2012: NIL), was still small, we do not believe that the amount of the impact on net income and EPS was material to the financial statements. Nonetheless, as there is no quantitative rule of thumb as to when a change is material, we also made a qualitative assessment of the materiality of the error in accordance with SAB 99.

THT Heat Transfer Technology, Inc.
December 12, 2012

Although we believe that investors and analysts generally use some measure of operating income or net income to evaluate performance of the Company, we do not believe the non-recognition of mark to market gain masks any trends in those measures or that the effect of recognition of the financial liability distorts historical trends in these performance measures. Additionally, the non-recognition of the marked to market gain and financial liability does not improve any negative performance measure in our statement of comprehensive income, such as turning any losses into income or otherwise.

Additionally, the non-recognition of the liability and the resulting marked to market gains had no effect on management compensation, (e.g., it had no impact on whether or not earnings targets or performance thresholds were met nor did it affect eligibility for, or the award (or lack of award) of any bonus, equity or other compensation). No member of management received any special compensation in connection with our quarterly and annual results.

We also considered the potential effect of the disclosure of the information on the market. We believe that all the relevant information relating to the Make Good Escrow Arrangement had been disclosed in the previous financial reports. As this was a one-time event related solely to the make good escrow arrangement between Mr. Zhao and the new investors and is unrelated to the fundamentals of our business or any segment or other portion of our business that plays a role in our ongoing operations or profitability, we did not expect that the additional information on the liability and the resulting marked to market gains calculated according to ASC 480-10-25-14 would result in significant positive or negative market reaction.

Based on such analysis, we believe that the difference between recognition and non-recognition of the liability and the resulting marked to market gain for both years are not qualitatively material to the respective financial statements taken as a whole, nor would the recognition or non-recognition of the deviation affect the judgment of a reasonable person relying on our financial information prepared in accordance with US GAAP.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

THT Heat Transfer Technology, Inc
December 12, 2012

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Zhigang Xu
         Zhigang Xu
         Chief Financial Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Fang Liu, Esq.